UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549


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SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No.__ _)*

Emeritus Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Cusip #
(291005106)


Check the following box if a fee is being paid with this
statement [   (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



   CUSIP No. 291005106

13G
  Page __2___ of __8__ Pages
1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION

NO. OF ABOVE PERSON

Sirach Capital Management, Inc. #911418081


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF
A GROUP*


(a)  [ ]
 (b)  [X]

3. SEC USE ONLY


4. CITIZENSHIP OR PLACE OF ORGANIZATION


Sirach Capital Management, Inc. is a
Washington State Corporation and Investment
Advisor.

The principal location is
3323 One Union Square,
Seattle, Washington 98101

5.SOLE VOTING POWER

Unless specified otherwise by clients,
we have voting authority. 701,000 shares


6.SHARED VOTING POWER

We have no shared voting power
specified by clients.
 -0-


7. SOLE DISPOSITIVE POWER


We have sole authority to dispose or
direct disposition. 701,000 shares


8.SHARED DISPOSITIVE POWER

We have no shared power to dispose or
direct disposition.
 -0-


9. AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON

701,000 shares beneficially owned.


10.CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES CERTAIN SHARES*

N/A


11. PERCENT OF CLASS REPRESENTED BY AMOUNT
IN ROW 9

6.69  %


12. TYPE OF REPORTING PERSON*

IA, Co.


INSTRUCTIONS FOR SCHEDULE 13G Instructions for
Cover Page (1)  Names and Social Security Numbers
of Reporting Persons Furnish the full legal name
of each person for whom the report is filed -
i.e., each person required to sign the schedule
itself including each member of a group.  Do not
include the name of a person required to be
identified in the report but who is not a
reporting person. Reporting persons are also
requested to furnish their Social Security or
I.R.S. identification numbers, although
disclosure of such numbers is voluntary, not
mandatory (see "SPECIAL INSTRUCTIONS FOR
COMPLYING WITH SCHEDULE 13G," below). (2)  If any
of the shares beneficially owned by a reporting
person are held as a member of a group and such
membership is expressly affirmed, please check
row 2(a). If the membership in a group is
disclaimed or the reporting person describes a
relationship with other persons but does not
affirm the existence of a group, please check row
2(b) [unless a joint filing pursuant to Rule 13d-
1(e)(1) in which case it may not be necessary to
check row 2(b)].
(3)  The third row is for SEC internal use;
please leave blank.
(4)  Citizenship or Place of Organization -
Furnish citizenship if the named reporting person
is a natural person.  Otherwise, furnish place or
organization. (5)(9), (11)  Aggregate Amount
Beneficially owned by Each Reporting Person, Etc.
Rows (5) through (9) inclusive,
and (11) are to be completed in accordance with
the provisions of Item 4 of Schedule 13G.  All
percentages are to be rounded off to the nearest
tenth (one place after decimal point).
(10) Check if the aggregate amount reported as
beneficially owned in row (9) does not include
shares as to which beneficial ownership is
disclaimed pursuant to Rule 13d-4 [17 CFR
240.13d4] under the Securities Exchange Act of
1934.
(12) Type of Reporting Person - Please classify
each "reporting person" according to the
following breakdown (see Item 3 of Schedule 13G)
and place the appropriate symbol on the form:
     Category  Symbol
     Broker Dealer  BD
     Bank BK
     Insurance Company   IC
     Investment Company  IV
     Investment Adviser  IA
Employee Benefit Plan, Pension Fund, or
        Endowment Fund EP
     Parent Holding Company   HC
     Corporation    CO
     Partnership    PN
     Individual     IN
     Other     OO
Notes:
 Attach as many copies of the second part of the
cover page as are needed, one reporting person
per page.
      Filing persons may, in order to avoid
     unnecessary
duplication, answer items on the schedules
(Schedule 13D, 13G or 14D-1) by appropriate cross
references t an item or items on the cover
page(s). This approach may only be used where the
cover page item or items provide all the
disclosure required by the schedule item.
Moreover, such a    use of a cover page item will
result in the item
becoming a part of the schedule and accordingly being considered as "filed" for purposes of
Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
     Reporting persons may comply with their
cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size
(Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE
13G

 Under Sections 13(d), 13(g), and 23 of the
Securities Exchange Act of 1934 and the rules and
regulations thereunder, the Commission is
authorized to solicit the information required to
be supplied by this schedule by certain security
holders of certain issuers.
    Disclosure of the information specified in
this schedule is mandatory, except for Social
Security or I.R.S. identification numbers,
disclosure of which is voluntary. The information
will be used for the primary purpose of
determining and disclosing the holdings of
certain beneficial owners of certain equity
securities. This statement will be made a matter
of public record. Therefore, any information
given will be available for inspection by any
member of the public.
 Because of the public nature of the information,
the Commission can utilize it for a variety of
purposes, including referral to other
governmental authorities or securities self
regulatory organizations for investigatory
purposes or in connection with litigation
involving the Federal securities laws or other
civil, criminal or regulatory statutes or
provisions. Social Security or I.R.S.
identification numbers, if furnished, will assist
the Commission in identifying security holders
and, therefore, in promptly processing statements
of beneficial ownership of securities.
 Failure to disclose the information requested by
this schedule, except for Social Security or
I.R.S. identification numbers, may result in
civil or
criminal action against the persons involved for
violation of the Federal securities laws and
rules promulgated thereunder. GENERAL
INSTRUCTIONS
A.   Statements containing the information
required
by this
schedule shall be filed not later than February
14
following the calendar year covered by the statement or within the time specified in Rule
13d1(b)(2), if applicable.
B. Information contained in a form which is required to be filed by rules under section 13(f)(15 U.S.C.
78m(f) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.
C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items.
Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.
     (a)  Name of Issuer
(b)  Address of Issuer's Principal Executive
Offices
Item 2.
     (a)  Name of Person Filing

(b)  Address of Principal Business Office or, if

none, Residence

     (c)  Citizenship

     (d)  Title of Class of Securities

     (e)  CUSIP Number

Item 3.   If this statement is filed pursuant to
Rule
13d-
1(b),
check whether the person      filing is a:
  (a)  [   ] Broker or Dealer registered under
Section 15 of
the Act.
(b)  [   ] Bank as defined in section 3(a)(6) of
the
Act.
(c)  [   ] Insurance Company as defined in
section 3(a)(19) of the Act.

 (d)  [   ] Investment Company registered under
section
8
of the Investment Company Act.

 (e)  [   ] Investment Adviser registered under
section
203
of the Investment Advisers Act of 1940.
   (f)  [   ] Employee Benefit Plan, Pension
Fund which is subject to the provisions of the
Employee Retirement Income Security Act of 1974
or Endowment Fund; see 240.13d 1(b)(1)(ii)(F).
     (g)  [   ] Parent Holding Company, in
                  accordance
with
240.13d-1(b)(ii)(G) (Note: See Item
7).
 (h)  [   ] Group, in accordance with
                240.13d
a(b)(1)(ii)(H).
Item 4.   Ownership
     If the percent of the class
owned, as of December 31 of the year
covered by the statement, or as of the
last day of any month described in
Rule 13d-1(b)(2), if applicable,
exceeds five percent, provide the
following information as of that date
and identify those shares which there
is a right to acquire.
    (a)  Amount Beneficially Owned
     (b)  Percent of Class




     (c)  Number of shares as to which
     such person has: (i) sole power
     to vote or to direct the vote.
     (ii) shared power to vote or to
     direct the vote.
(iii)     sole power to dispose or to
direct the
disposition
of.
(iv) shared power to dispose or to
direct the disposition of.

Instruction:  For computations
regarding securities which represent a
right to acquire an underlying
security see Rule 13d 3(d)(1).

Item 5.   Ownership of Five Percent or
Less of a Class
  If this statement is being filed to
            report the fact
that as of the date hereof the
reporting person has ceased to be the
beneficial owner of more than five
percent of the class of securities,
check the following . Instruction:
Dissolution of a group requires a
response to this item.
Item 6.   Ownership of More than Five
Percent on Behalf
of
Another Person.
    If any other person is known to
have the right to receive or the power
to direct the receipt of dividends
from, or the proceeds fro the sale of,
such securities, a statement to that
effect should be included in response
to this item and, if such interest
relates to more than five percent of
the class, such person should be
identified.  A listing of the
shareholders of an investment company
registered under the Investment
Company Act of 1940 or the
beneficiaries of employee benefit
plan, pension fund or endowment fund
is not required.
Item 7.   Identification and
Classification of the
Subsidiary Which Acquired the Security
Being Reported on By the Parent
Holding Company.
    If a parent holding company has
filed this schedule, pursuant to Rule
13d-1(b)(ii)(G), so indicate under
Item 3(g) and attach an exhibit
stating the identity and the Item 3
classification of the relevant
subsidiary.  If a parent holding
company has filed this schedule
pursuant to Rule 13d1(c), attach an
exhibit stating the identification of
the relevant subsidiary.
Item 8.   Identification and
Classification of Members of
the Group
  If a group has filed this schedule
         pursuant to Rule 13d
1(b)(ii)(H), so indicate under Item
3(h) and attach an exhibit stating the
identity and Item 3 classification of
each member of the group.  If a group
has filed this schedule pursuant to
Rule 13d-1(c), attach an exhibit
stating the identity of each member of
the group.

Item 9.   Notice of Dissolution of
Group
 Notice of dissolution of a group may
be furnished as an exhibit stating the
date of the dissolution and that all
further filings with respect to
transactions in the security reported
on will be filed, if required, by
members of the group, in their
individual capacity.  See Item 5.
Item 10.  Certification
 The following certification shall be
            included if the
statement is filed pursuant to Rule
13d-1(b):
   By signing below I certify that,
to the best of my knowledge and
belief, the securities referred to
above were acquired in the ordinary
course of business and were not
acquired for the purpose of an do not
have the effect of changing or
influencing the control of the issuer
of such securities and were not
acquired in connection with or as a
participant in any transaction having
such purposes or effect.
SIGNATURE
     After reasonable inquiry and to
the best of my knowledge and belief, I
certify that the information set forth
in this statement is true, complete
and correct.
     _________________________________
     ______________ Date
______________________________________
               _________
     Signature
      Brenda S. Larson/Compliance
     Officer
     _________________________________
     ______________ Name/Title


The original statement shall be signed
by each person on whose behalf the
statement is filed or his authorized
representative.  If the statement is
signed on behalf of a    person by his
authorized representative other than
an
executive officer or general partner
of the filing person, evidence of the
representative's authority to sign on
behalf of such person shall be filed
with the statement, provided, however,
that a power of attorney for this
purpose which is already on file with
the Commission may be incorporated by
reference.  The name and any title of
each person who signs the statement
shall be typed or printed beneath his
signature.

Note:  Six copies of this statement,
including all exhibits, should be
filed with the Commission.

Attention:  Intentional misstatements
or omissions of fact constitute
Federal criminal violations (See 18
U.S.C. 1001)


Item 1.
(a)  Emeritus Corp.

     Market Place One

     2003 Western Ave., Suite 660

     Seattle, WA 98121


Item 2.
(a)  Sirach Capital Management, Inc.

      (b)  3323 One Union Square,

     Seattle, Washington 98101 (c)

    A Washington State Corporation

     and Investment Advisor.

     (d)  Common Stock.

     (e)  Cusip #  291005106

Item 3.
     (a)  N/A
     (b)  N/A
     (c)  N/A
     (d)  N/A
     (e)  Yes
     (f)  N/A
     (g)  N/A
     (h)  N/A

Item 4.
   (a)  Amount Beneficially Owned is
6.69%

     (c)
     (i)  701,000
     (ii) -0-
     (iii) 701,000

Item 5.   N/A
Item 6.   N/A.
Item 7.   N/A.
Item 8.   N/A.
Item 9.   N/A.
Item 10.  See other side for